Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Senior Housing Properties Trust for the registration of debt securities, common shares of beneficial interest, preferred shares of beneficial interest, depositary shares and warrants, and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated financial statements and schedule of Senior Housing Properties Trust, and the effectiveness of internal control over financial reporting of Senior Housing Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, MA
June 22, 2018